Exhibit 4.22

EMPLOYMENT AGREEMENT

This Employment Agreement (“Agreement”) is entered into this on June 08, 2018 (the “Effective Date”) by and between BeyondSpring Pharmaceuticals, Inc. (“Company”) and Mr. Richard Daly (“Employee”) (collectively, the “Parties”).

WHEREAS, Employee and Company desire to enter into an agreement in which Employee will be an employee of the Company;

WHEREAS, the Company and Employee have agreed to certain terms and conditions, which are set forth below.

AND NOW, intending to be legally bound, the Parties agree as follows:

1.	Position and Duties

a.      Employee shall serve and the Company shall employ Employee in the position of Chief Operating Officer. Employee shall report directly to Dr. Lan Huang, CEO (“Supervisor”). The duties of Employee shall be assigned by the Supervisor from time to time commensurate with Employee’s education, skills and experience.

b.      Employee shall work full-time and devote Employee’s best efforts to do the business of the Company in a manner that will further the interests of the Company.

c.      Employee shall not work for any other person or entity while in the employ of the Company without prior written consent from the Supervisor. Notwithstanding the foregoing, nothing herein shall preclude Employee from: (i) serving, with the prior consent and approval of the Company’s Board of Directors (which shall not be unreasonably withheld or delayed), as a member of no more than two (2) boards of directors of non-competing businesses and charitable organizations (it being understood that Employee’s service on the boards listed on Annex A is hereby permitted); (ii) engaging in charitable activities and community affairs; and (iii) managing Employee’s personal investments and affairs; provided, however, that the activities set out in clauses (i), (ii) and (iii) herein shall be limited by Employee so as not to interfere in any material respect, individually or in the aggregate, with the performance of Employee’s duties and responsibilities hereunder, or pose a conflict of interest or violate any provision of this Agreement, such determinations to be made at the reasonable good faith discretion of the Company’s Board of Directors.

d.      Employee shall comply with all Company policies including, but not limited to, the attached Employee Handbook

2.	Term and Termination

a.      Subject to Section 2.d. below, Employee agrees to use his commercially reasonable efforts to remain employed with the Company for a minimum of 5 calendar years from the Effective Date.

b.      Should Employee choose to resign voluntarily from the Company at any point in time, Employee agrees to give the Company a minimum of four (4) weeks written notice prior to Employee’s resignation date.

c.      In the event that Employee does not give the Company four (4) weeks written notice prior to his resignation date, Employee agrees that the Company shall be entitled to withhold four (4) weeks of Employee’s salary.

d.      Employee’s employment may be terminated at any time and for any reason by action of the Employee or the Supervisor, and the Parties agree that nothing in this Section shall change the “at-will” employment relationship between the Parties.

e.      If, during the term of this Agreement, the Company shall terminate Employee’s employment other than for death, disability or Cause, or if Employee shall terminate employment for Good Reason, then, subject to Section 2.h. below, the Company shall pay to Employee (i) his base salary, as of the date of termination, for the nine (9) month period commencing on the date of termination (the “Severance Period”), payable over the Severance Period in regular installments in accordance with the Company’s normal payroll practices as they may exist from time to time, with the installments that otherwise would be paid prior to the first payroll date following the date the Release described in Section 2.h. becomes effective and irrevocable in accordance with its terms being paid (without interest) on such payroll date in a lump sum and the remaining installments being paid as otherwise scheduled assuming payments had begun immediately after the date of termination, (ii) a pro-rated portion of any bonus earned for the year in which the date of termination occurs, based on actual performance results, and paid at the same time as other senior executives who did not terminate employment, and (iii) the “Applicable Amount” of any incentive payments related to a sales milestone as provided under Annex B. In the event Employee’s employment is terminated due to death or disability, by the Company for Cause, or by Employee other than for Good Reason, the Company shall have no further obligation to pay any amounts under Section 3.b. hereof or Annex B.

f.      “Cause” shall mean (i) Employee’s substantial and continued failure (except where due to a disability, illness or periods of vacation or approved leave), neglect, or refusal to perform in any material respect Employee’s duties and responsibilities, (ii) any intentional or grossly negligent act of Employee that has the effect of injuring the business of the Company or its subsidiaries in any material respect, (iii) Employee’s conviction of, or plea of guilty or no contest to: (x) a felony, (y) any material violation of federal or state securities laws or (z) any other criminal charge that has, or could be reasonably expected to have, a material adverse impact on the performance of Employee’s duties to the Company or otherwise result in material injury to the business of the Company or its subsidiaries, (iv) the commission by Employee of an act of fraud or embezzlement against the Company or its subsidiaries; (v) any material violation by Employee of the policies of the Company or its subsidiaries, including but not limited to those relating to sexual harassment or business conduct, and those otherwise set forth in the manuals or statements of policy of the Company or its subsidiaries, or (vi) Employee’s material breach of this Agreement.

g.     “Good Reason” shall mean, without Employee’s consent, (i) a material diminution in Employee’s duties or responsibilities, (ii) a reduction in base salary as initially set forth in Section 3.a. hereof or as subsequently increased by the Company (other than pursuant to an across-the-board reduction applicable to all similarly situated executives), (iii) any requirement by or directive from the Company that Employee permanently relocate his principal residence or change in the primary place of the Company’s business by more than 50 miles from its then current location, provided that Employee hereby consents to a required relocation to New York City as requested by the Company after July 1, 2019 and Employee agrees that such relocation shall not constitute “Good Reason” hereunder, (iv) any material breach of a provision of this Agreement by the Company, or (v) if any acquirer of the Company or all or substantially all of its assets refuses to assume or reaffirm this Agreement. Employee acknowledges and agrees that Employee’s exclusive remedy in the event of any breach of this Agreement shall be to assert Good Reason pursuant to the terms and conditions of Section 2.g. hereof. A termination of Employee’s employment under Sections 2.g.i., ii., iii. or iv. shall not be deemed to be for Good Reason unless (x) Employee gives notice to the Company of the existence of the event or condition constituting Good Reason within 30 calendar days after becoming aware of the initial occurrence or existence of such event or condition, and (y) the Company fails to cure such event or condition within 30 calendar days after receiving such notice. Additionally, Employee must terminate his employment within 90 calendar days after the initial occurrence of the circumstance constituting Good Reason for such termination to be “Good Reason” hereunder. Notwithstanding the foregoing, during the term of this Agreement, in the event that the Company reasonably believes that Employee may have engaged in conduct that could constitute Cause hereunder, the Company may, in its sole and absolute discretion, suspend Employee from performing Employee’s duties hereunder for a period not to exceed 90 days, and in no event shall any such suspension constitute an event pursuant to which Employee may terminate employment with Good Reason or otherwise constitute a breach hereunder; provided, that no such suspension shall alter the Company’s obligations under this Agreement during such period of suspension.

h.      Notwithstanding anything contained herein to the contrary, the Company shall not be obligated to make any payment or provide any benefit under Section 2.e., hereof unless: (i) Employee or Employee’s legal representative first executes within 30 calendar days after the date of termination (or such longer period as required by applicable law) a release of claims agreement in a form provided by the Company (the “Release”); (ii) Employee does not revoke the Release; and (iii) the Release becomes effective and irrevocable in accordance with its terms.

3.	Compensation; Benefits.

a.      Employee initially shall be paid a salary of $300,000 annually, payable in accordance with the regular payroll practices of the Company. In addition to the base salary, Employee will be eligible to earn an the annual bonus of up to 30% of annual salary, depending on meeting all pre-specified milestones. The Company hereby covenants and agrees to perform a comprehensive salary review of all senior executives in connection with its next equity fund raising transaction, but in any event no later than July 2019, and to implement a reasonable, broad-based salary increase program in connection therewith that includes Employee.

b.      In addition to the base salary and any annual bonus payable pursuant to Section 3.a., Employee shall be eligible to receive the incentive payments set forth on Annex B hereto. If earned, any such amounts shall be paid either in cash or, at the election of Employee, fully vested shares of the Company’s capital stock having a valuation equal to such amount (if available for issuance).

c.      Employee shall be eligible to participate in health insurance and other benefits provided generally to similarly situated employees of the Company, subject to the terms and conditions of the applicable benefit plans (which shall govern). The Company shall also pay (or promptly reimburse Employee) for all documented, out-of-pocket expenses reasonably incurred by Employee in the course of performing his duties and responsibilities hereunder, including all of the Employee’s travel costs from New York City to and from his residence in Illinois.

d.      Employee shall be entitled to participate in any salary increase program offered during employment with the Company, on a basis consistent with that applicable to other employees at Employee’s level, taking into account Employee’s position, duties and performance.

e.      Employee is entitled to take paid leave on all national holidays, 5 sick days a year, and 15 days’ vacation a year.

4.	Nonsolicitation.

a.      Employee shall not, for a period of two (2) years after the date of Employee’s termination from the Company, directly or indirectly, solicit for hire any employees of the Company or induce any employees of the Company to terminate their relationship with the Company; provided that Employee will not be restricted from (x) making any general solicitation for employment that is not specifically directed at such employees or (y) soliciting any such employee whose employment with the Company terminated more than 6 months prior to such solicitation; and provided further that Employee will not be restricted from hiring any such employee who responds to any such excluded solicitation.

b.      Employee agrees that Employee shall pay the Company the amount of Five Thousand Dollars ($5000) for each breach of Section 4.a. herein.

5.	Non-Disclosure of Confidential Information

a.      The term Confidential Information means and includes any materials or information (whether in written, printed, graphic, video, audio, electronically stored, disk or other format) which (i) is not generally known to the public; (ii) was acquired or learned by Employee as a result of and during his relationship with Company at any time prior to or after the Effective Date; and (iii) relates to the business of Company and has actual or potential value to Company because it is not generally known. Without limiting the generality of the term, it includes any and all information made available to Employee in the course of his performance of services to Company prior to and after the Effective Date, including but not limited to all information relating to Company’s products, services, customers, employees, affiliates, suppliers, production processes, research, development, patents, copyrights, trademarks, intellectual property, finances, contracts, inventions, and actual and/or potential business opportunities; Company’s business plans and strategies; Company’s financing arrangements; and any other non-public information relating in any way to Company’s business or prospective business affairs. Confidential Information includes information or materials developed or acquired by Employee, alone or in concert with others, and also includes drafts, works-in-process, duplicates or reproductions of such information prior to and following the Effective Date.

b.      Employee agrees to hold and safeguard for the sole benefit of Company all Confidential Information acquired or developed by Employee. Employee will not, without the prior written consent of Company, during the term hereof or thereafter, misappropriate, use for his own advantage, disclose or otherwise make available Confidential Information to any person, except in the good faith performance of Employee’s duties during the term of the Agreement to persons having a need to know such information for the benefit of the Company.

c.      Before disclosing Confidential Information under the compulsion of legal process, Employee agrees to give prompt notice to Company of the fact that Employee has been served with legal process which may require the disclosure of Confidential Information. The notice will be given within sufficient time before disclosure to permit Company to intervene in the matter or to take such other action as may be necessary to protect its interests and rights in its Confidential Information.

d.      Upon the termination of the Agreement for any reason, Employee agrees to immediately return to Company all Confidential Information in any form or format in his possession or under his control. Employee agrees that he will not retain any copies or reproductions of Confidential Information in any form or format.

6.	Ownership of Inventions

a.     All Inventions are the property of Company, and may be used, assigned, sold, patented or applied by Company without the approval of Employee or the payment of additional consideration. The term Inventions means all ideas, innovations, improvements, creations, discoveries, developments, concepts and designs (whether or not patentable) and all computer programs, software, insurance product applications, literary works, publications, audio/visual works, photographs, drawings, designs or other works (whether or not copyrightable) which relate to the business in which the Company is engaged or plans to engage and which were created or conceived by Employee, alone or in concert with others, during the term of the Agreement.

b.      Employee hereby assigns to Company Employee’s entire right, title and interest in and to all Inventions, without further consideration, free from any claim, lien for balance due, or rights of retention. During or after Employee’s employment, Employee agrees, upon request, to execute all documents necessary to evidence or effectuate such assignment; and further, to promptly and fully assist the Company in every lawful way, without additional compensation, but at Company’s expense, to obtain for the benefit of Company any patents, copyrights or other legal protection for such Inventions, including assisting in the preparation and filing of patent and copyright applications, giving testimony in legal proceedings and execution of all necessary documentation relating to obtaining, securing, defending and renewing such patents and copyrights

7.             Notices. Any notice pursuant to this Agreement shall be in writing and shall be deemed given if delivered personally or sent by guaranteed overnight delivery service or registered or certified mail to the following addresses:

To Employee: Mr. Richard Daly, 1160 North Sheridan Road, Lake Forest, IL 60045

To Company: BeyondSpring Pharmaceuticals, Inc., 28 Liberty Street, 39th Floor, New York, NY 10005

or to such other addresses as either party may designate to the other in writing.

8.             Governing Law. This Agreement is made under and shall be governed in its validity and interpretation by and in accordance with the substantive laws of the State of New York without giving effect to the principles of conflicts of laws.

9.             Venue. Any dispute arising under this Employment Agreement shall be filed in the New York Supreme Court, New York County.

10.           Severability. In case any provision hereof shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had not been included herein. If any provision hereof shall, for any reason, be held by a court of competent jurisdiction to be excessively broad as to duration, geographical scope, activity or subject matter, it shall be construed by limiting and reducing it to make it enforceable to the extent compatible with applicable law as then in effect.

11.            Entire Agreement. This Agreement constitutes the entire agreement between the Parties relating to the subject matter hereof and supersedes all prior negotiations, representations, agreements, proposals and understandings among the Parties with respect thereto.

12.           Headings. The headings of the sections are for the convenience of reference only and shall not control or affect the meaning or construction or limit the scope or intent of any of the provisions of this Agreement.

13.           Counterparts. This Agreement may be executed in several counterparts or with counterpart signature pages, each of which shall be deemed an original, but such counterparts shall together constitute one and the same Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

/s/ Richard Daly
Employee

/s/ Lan Huang
Company

Annex A

Approved Boards

Opiant

Catalyst

Annex B

Milestone Based Compensation

1)	Business development milestones: Successful close of BD partnership and related milestone payment funded:
•	US market license of Plinabulin: $1 M
•	EU Market license of Plinabulin: $1 M
•	Japan Market license of Plinabulin: $0.5 M
•	Additional BD deals (not including Plinabulin): for each successful deal, $1 M

Payments in respect of milestones described in Section 1 above shall be made only if Employee is employed at the time the milestone is achieved.

2)
Sales milestones (include sales from BeyondSpring and royalties from partners): Indicated amounts to be paid if sales pass the lower of (a) the amount indicated below or (b) the milestone levels actually agreed to with any sales partner.

•	Global sales reach $500 M: $1 M
•	Global sales reach $1 B: $2 M
•	Global sales reach $3 B: $10 M
•	Global sales reach $5 B: $20 M
•	Global sales reach $10 B: $40 M

Payments in respect of milestones described in Section 2 above shall be determined as follows. In the event that the Company achieves any such milestone, the Company will pay the Employee the Applicable Amount.

“Applicable Amount” means, with respect to any milestone achieved, the product of the Gross Milestone Payment for such milestone, multiplied by the Vesting Factor, multiplied by the Carry-Over Percentage.

“Carry-Over Percentage” means a percentage equal to (a) 100% during Employee’s term of employment, (b) 80% during the first twelve (12) months following Employee’s termination of employment, (c) 60% during months 13-24 following Employee’s termination of employment, (d) 40% during months 25-36 following Employee’s termination of employment, (e) 20% during months 37-48 following Employee’s termination of employment, and (f) 0% from and after the end of the 48th month following Employee’s termination of employment.

“Gross Milestone Payment” means, for any milestone described on this Annex A, the payment amount set forth next to such milestone.

“Vesting Factor” means (x) one (1) during Employee’s term of employment, and (y) following Employee’s termination of employment, the lesser of (a) one (1) and (b) a fraction, the numerator of which shall be the number of months Employee was employed with the Company, and the denominator of which shall be eighteen (18). The expectation is that the milestones will be achieved within 18 months.

By way of example, assuming a Gross Milestone Payment of $10 million, the Applicable Amount would equal (a) if Employee is still employed with the Company, $10 million; (b) if Employee’s employment terminated after 15 months and the milestone was achieved 1.5 years after termination of employment, 10*(5/6)*0.6 = $5 million; or (c) if Employee’s employment terminated after 2 years and milestone was achieved 3.5 years after termination of employment, 10*(1)*0.2 = $2 million.